

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 Building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

   Re: Global Internet of People, Inc.
    Amendment No. 7 to Registration Statement on Form F-1
    Filed December 28, 2020
    File No. 333-233745

Dear Mr. Hu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2020 letter.

Amendment No. 7 to Registration Statement on Form F-1

Consolidated Financial Statements
General, page F-1

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.

Exhibit 23.1, page II-6

2. Please include an updated consent from your auditor as a result of the comment noted above.

Executive Compensation, page 89

3.	Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to Item 6.B of Form 20-F.

	You may contact Anthony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202) 551-3797 with any other questions.

						Sincerely,

						Division of Corporation Finance
						Office of Trade & Services

cc:	Ying Li